UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01248

Carlyle Credit Solutions, Inc.*

(Exact name of registrant as specified in its charter)

Address: One Vanderbilt Avenue, Suite 3400, New York, NY 10017 Telephone number: (212) 813-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class I Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On November 4, 2026, Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), completed its previously reported reorganization (the “Reorganization”) from a Maryland corporation with and into New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), pursuant to that certain Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of September 8, 2026, among the Company, the Successor Fund, and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company. Pursuant to the Reorganization Agreement, the Company merged with and into the Successor Fund, with the Successor Fund continuing as the surviving entity, at which time the separate corporate existence of the Company ceased. In connection with the Reorganization, the Successor Fund changed its name to Carlyle Credit Solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2026	Carlyle Credit Solutions, successor by merger to Carlyle Credit Solutions, Inc.

	By:	/s/ Joshua Lefkowitz
Name: Joshua Lefkowitz
Title: Chief Compliance Officer and Secretary